August 8, 2012

Terence O’Brien

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Re:

Great Wall Builders LTD.

Form 8-K

Filed April 11, 2012

Form 8-K

Filed July 2, 2012

Form 8-K Amendment

Filed July 24, 2012

File No. 333-153182

Dear Mr. O’Brien:

This letter is in response to your comment letter (the “Comment Letter”) dated July 26, 2012, with regard to the Form 8-K of Great Wall Builders LTD, a Texas corporation (“Great Wall” or the “Company”).

The Company responses are keyed to the items in your comment letter of July 26, 2012.

Form 8-K filed April 11, 2012

1.

The Company is of the opinion that financials are not required for the acquisition of the assets of DPOLLUTION, and that the acquisition is not in fact a reverse merger for the following reasons:

a.

The Company received no shares of DPOLLUTION or any other entity in the transaction. A change in control did result for the Company, whereby Mr. Brazzi acquired control of the Company through the sale of DPOLLUTION’s assets by Mr. Brazzi to the Company, and Mr. Brazzi’s private purchase of Mr. Bell’s shares of the Company. The result was new ownership of the Company, and through that new ownership, new assets being vended into the Company.

b.

The assets acquired were only certain assets, but not the business of DPOLLUTION.  DPOLLUTION continues in business and retains other assets in furtherance of that business. The assets acquired do not meet the definition of a business under Regulation S-X 3-05 and Rule 11-01(d) given the following facts regarding what was purchased. Rule 11-01 (d) considers the following as attributes of a business:

1)

There was no revenue producing activity by DPOLLUTION associated with the assets acquired by the

Company, as DPOLLUTION had no sales related to the assets acquired.

2)

Other attributes to consider:

i.

Physical facilities – The Company did not acquire or take over DPOLLUTION’s facilities. The Company operates elsewhere.

ii.

Employee base – The Company did not acquire or retain any DPOLLUTION employees other than Mr. Brazzi.

iii.

Market distribution system – The Company did not acquire any such system, and furthermore, there were no historical revenues generated by DPOLLUTION with the assets purchased by the Company.

iv.

Sales force – The Company did not acquire a sales force

v.

Customer base – There were no previous sales by DPOLLUTION associated with the assets acquired by the Company and there were no contracts in place for future sales.

vi.

Operating rights – The Company did acquire the rights to the assets and the rights to use them and further develop them.

vii.

Production techniques – The assets acquired were not in production and instead were Research & Development assets of DPOLLUTION

viii.

Trade names – The Company did acquire the trade name Start technology, which is applicable only to the asset acquired.

c.

Given the conclusions of (a) and (b) above, the Company intends to account for the assets at their historical adjusted cost basis given Mr. Brazzi controlled the assets before and after the transaction. The June 30, 2012, Form 10-K of the Company will reflect this accounting and disclosure.

Form 8-K amendment filed July 24, 2012

Item 4.01 Changes in Registrant’s Certifying Public Accountant

2.

A statement has been added indicating that the Company has been unsuccessful in its attempts to obtain a letter from the prior accountants as required.

3.

This letter addresses below the bullet points as requested in the July 6, 2012.

Item 4.02 Non-Reliance on Previously Issued  Financial Statements

4.

We do not have an audit committee.  The 8K has been amended to include the disclosure that the Board of Directors, acting in the absence of the audit committee, has made attempts to discuss with our independent accountant the matter disclosed in the filing.  However, the prior accountants have been unwilling to discuss these matters.

Finally, the Management of Great Wall acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in the filing:

•

Securities and Exchange Commission (“SEC” or “Commission”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at this office with any further comments or questions.

Thank you in advance for your courtesies.

GREAT WALL BUILDERS LTD.

/s/ Daniel Brazzi

Daniele Brazzi

President